

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 28, 2016

Michelle Rico
Chief Executive Officer
Proto Script Pharmaceutical Corp.
9830 6th Street, Suite 103
Rancho Cucamonga, CA 91730

> **Re:** **Proto Script Pharmaceutical Corp.**
> **Form 8-K**
> **Filed July 5, 2016**
> **Form 10-K for Fiscal Year Ended May 31, 2016**
> **Filed August 19, 2016**
> **File No. 333-175146**

Dear Ms. Rico:

We issued comments to you on the above captioned filings on September 20, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 14, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications